Filed by AMG Funds (SEC File No. 333-249460) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: AMG Funds III

SEC File No. 811-03752

AMG Funds III

AMG GW&K MID CAP FUND

SPECIAL MEETING OF SHAREHOLDERS SCHEDULED FOR JANUARY 13, 2021

Dear Shareholder,

We need your help as our records indicate that we have not received your vote for the upcoming Special Meeting of shareholders of the AMG GW&K Mid Cap Fund (formerly AMG Managers Cadence Mid Cap Fund) (the “Fund”) to be held on January 13, 2021. We are asking you to vote on two proposals, which the Board of Trustees of AMG Funds III (the “Board”) and AMG Funds LLC (the “Investment Manager”), the Fund’s investment manager, believe are in the best interests of the Fund for the reasons described in the proxy statement. In an effort to avoid the Investment Manager incurring any further expenses in connection with the solicitation of proxies, please take a moment to submit your vote.

Your vote is important no matter how many shares you own. The Board recommends that you cast your vote “FOR” the proposals.

The details of the Special Meeting are described in the proxy statement that has been sent to all shareholders and can be found at https://vote.proxyonline.com/AMG/docs/GWK_MidCap.pdf. Please read the proxy statement carefully because it contains important information. If you have any questions regarding the proposals, please contact us at (866) 751-6311, Monday through Friday, from 9:00 a.m. to 11:00 p.m. Eastern time.

Please cast your vote using one of the methods below.

•

Vote by Phone. Call one of our proxy specialists toll-free at (866) 751-6311, Monday through Friday, from 9 a.m. to 11 p.m. Eastern Time. You will need the control number, which can be found on your proxy card(s) enclosed with this letter.

•	Vote by Touch-tone Phone. You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card.

•	Vote via the Internet. You may cast your vote using the Internet by logging onto the Internet address located on the enclosed proxy card and following the instructions on the website.

•	Vote by Mail. You may cast your vote by signing, dating and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

We would be very grateful if you would use any one of the above methods listed above to ensure that your vote is recorded by January 13, 2021.

REG NOBO

AMG Funds III

AMG GW&K MID CAP FUND

SPECIAL MEETING OF SHAREHOLDERS SCHEDULED FOR JANUARY 13, 2021

Dear Shareholder,

We need your help as our records indicate that we have not received your vote for the upcoming Special Meeting of shareholders of the AMG GW&K Mid Cap Fund (formerly AMG Managers Cadence Mid Cap Fund) (the “Fund”) to be held on January 13, 2021. We are asking you to vote on two proposals, which the Board of Trustees of AMG Funds III (the “Board”) and AMG Funds LLC (the “Investment Manager”), the Fund’s investment manager, believe are in the best interests of the Fund for the reasons described in the proxy statement. In an effort to avoid the Investment Manager incurring any further expenses in connection with the solicitation of proxies, please take a moment to submit your vote.

Your vote is important no matter how many shares you own. The Board recommends that you cast your vote “FOR” the proposals.

The details of the Special Meeting are described in the proxy statement that has been sent to all shareholders and can be found at https://vote.proxyonline.com/AMG/docs/GWK_MidCap.pdf. Please read the proxy statement carefully because it contains important information. If you have any questions regarding the proposals, please contact us at (866) 864-7961, Monday through Friday, from 9:00 a.m. to 11:00 p.m. Eastern time.

Please cast your vote using one of the methods below.

•	Vote by Touch-tone Phone. You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card.

•	Vote via the Internet. You may cast your vote using the Internet by logging onto the Internet address located on the enclosed proxy card and following the instructions on the website.

•	Vote by Mail. You may cast your vote by signing, dating and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

We would be very grateful if you would use any one of the above methods listed above to ensure that your vote is recorded by January 13, 2021.

OBO